InterOil Corporation 25025 I-45 North, Suite 420 The Woodlands, TX 77380
Phone:	(281) 292-1800
Fax:	(281) 292-0888
Mobile:	(713) 502-8055
Email:	daniel.lloyd@interoil.com
www.interoil.com
August 25, 2006
Attn: Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	InterOil Corporation Form 40-F for Fiscal Year Ended December 31, 2005 Filed March 31, 2006 File No. 1-32179
Dear Mr. Hiller:
     InterOil Corporation (the “Company") submits the following responses to your letter dated August 17, 2006, containing comments from the staff of the Securities and Exchange Commission (the “Staff") relating to the Company’s Form 40-F for the fiscal year ended December 31, 2005. In this letter, the Company has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface. The Company respectfully requests that the Staff provide its further comments at its earliest convenience.
Form 40-F for Fiscal Year Ended December 31, 2005
Financial Statements
Statements of Cash Flow, page 6
1.	We note you present an increase in restricted cash as a cash outflow in the investing section of your statement of cash flows of $15,501,806 in 2004. Please expand your disclosure in the restricted cash section of Note 6 on page 15, and also within your capital resources discussion on page 20, to discuss how this fluctuation reconciles to the decrease in restricted cash for that period that is reported in you balance sheet. It should be clear how other changes in the various restricted cash components have been presented.

Response:	The movement in restricted cash is disclosed in the 2004 cash flow statement in two line items, the “redemption/(investment) of cash on short-term investments” line item and the “increase in restricted cash held as security on borrowings” line item.

These descriptions were intended to assist readers in understanding movements related to cash held as security on borrowings from other cash investment movements (mainly held in 2003 and redeemed in 2004) which were included in the table in Note 6 to the financial statements.

The Company believes that it has adequately described the restrictions on cash in Note 6. In addition, Note 12 describes how the Company’s cash balances secure the Company’s working capital facility.
Note 17 — Indirect Participation Interest, page 22
2.	We note your disclosure indicating that investors in the indirect participation interest program may elect to convert their interest into common shares at a price of $37.50; and that you have attributed $27,249,587 of the $125,000,000 indirect participation interest funding to this conversion feature, with the balance recorded as a non-financial liability on your balance sheet. Please address the following points.
(a)	Disclose the method utilized in valuing the conversion feature; explain how the conversion price was determined and how it compared to the market price of your stock on the date of your agreement, and subsequently.

Response:	Under both Canadian and US GAAP, the fair value of the conversion feature was determined using a number of methods, including, but not limited to, the Black-Scholes model, the binomial tree model and a calculation based on the balance sheet value of the Company’s common shares. In calculating the fair value of the conversion feature using the Black-Scholes and binomial tree model, the Company used the following variables: (1) a dividend yield of zero, (2) a risk free rate of 3.2%, (3) volatility of 45%, and (4) an expected life of 1.9 years, (5) a market price of $34.09 and (6) an exercise price of $37.50. The Company has not disclosed a specific model in the notes to the financial statements since it relied on similar results from a number of models rather than one specific model.

The Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005 between the Company and the investors party thereto (the “IPI Agreement") is filed with the Securities and Exchange Commission as Exhibit 99.9 to the Company’s Form 40-F for the fiscal year ended December 31, 2005. The fixed conversion price specified in Section 6.1 of the IPI Agreement is the conversion price that was negotiated between the Company and the investors and represented a slight premium to the closing price of the Company’s common shares of $34.09 on the American Stock Exchange (“AMEX”) on February 4, 2005, the date that the Company requested approval for issuance of the common shares pursuant to the IPI Agreement from the AMEX and the Toronto Stock Exchange and the date the terms of the original IPI Agreement was agreed to with the investors.

(b)	Disclose whether the number of shares into which the interest is convertible is held constant, or changes as you adjust the carrying values of the conversion feature and non-financial liability.

Response:	The number of common shares into which each investor’s interest is convertible is set pursuant to the terms of the IPI Agreement. In the aggregate, the investors under the IPI Agreement have the right to a 25% interest in any field discovered by the eight exploration wells the Company is obligated to drill under the terms of the agreement. As described in Section 6.1 of the IPI Agreement, investors may elect to convert their interest into the Company’s common shares until the 90th day after the Company completes the eighth well required to be drilled. Pursuant to Section 4.2(b) of the IPI Agreement, if an investor elects not to pay its share of the completion costs associated with an exploration well drilled under the agreement, the investor would forfeit its rights to convert its interest into the Company’s common shares. As of the date of this letter, no investors have elected to convert their interests into common shares or forfeited such rights. Accordingly, the number of common shares pursuant to which interests are convertible has remained constant at 3,333,334 since the date the IPI Agreement was executed.
(c)	Disclose why you believe the non-financial liability should be reduced for all costs you incur in relation to the eight-well drilling program, rather than the portion of such costs attributable to the investors based on their interests.

Response:	Pursuant to Section 3.6 of the IPI Agreement, the Company is obligated to drill eight exploration wells and is responsible for 100% of the costs of drilling such wells. The Company believes that the net proceeds raised pursuant to the IPI Agreement will be sufficient to fund the cost of satisfying this obligation. The Company relied upon FAS 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” in determining that the non-financial liability should be reduced for all of the costs relating to the eight-well drilling program. FAS 19 notes, in paragraph 45, that a gain should not be recognized when a part of an interest is sold and the seller has a substantial obligation for future performance, such as an obligation to drill a well. FAS 19, paragraph 47(c) goes on to state that when part of an interest in an unproved property is sold in exchange for a “free well”, that the seller records no cost for the obligatory well. The Company applies FAS 19 for Canadian GAAP purposes.

The Company has accounted for its drilling program using the successful efforts method. However, based on the guidance above, the Company offset the drilling program costs (which includes geological and geophysical costs) against the indirect participation interest non-financial liability to the extent that (a) the costs relate to the eight well drilling program contemplated by the IPI Agreement, and (b) the costs were funded by the sale of the interest to the indirect participation interest investors. Costs associated with a specific well in the eight well drilling program are not offset against the indirect participation interest non-financial liability to the extent such costs exceed the estimate of the total costs to be incurred for such well at the time the Company entered into the IPI Agreement.

(d)	Tell us how you computed the gain mentioned in point 6 of Note 24 on page 30; explain your rationale; identify the specific guidance you have applied.

Response:	The Company computed the gain mentioned in point 6 of Note 24 using the Black-Scholes and binomial models described above. EITF 00-19 “Accounting for Derivatives Indexed to and Potentially Settled in a Company’s Own Stock” requires the conversion options to be treated as a current liability as the common shares issuable upon exercise of the conversion option must be registered. As the conversion options are treated as a financial liability under US GAAP, the Company is required to record the conversion options at fair value at each reporting date.
(e)	Tell us why you believe the conversion feature would not need to be adjusted to market value at each reporting date under Canadian GAAP; and why you believe reducing the value ascribed to the conversion feature for financing fees and transaction costs is consistent with Canadian GAAP.

Response:	There are no provisions in the current financial instrument standards which require conversion options to be adjusted to market value at each reporting date under Canadian GAAP. The Company believes reducing the value ascribed to the conversion feature for financing fees and transactions is consistent with Canadian GAAP based on EIC-94 “Accounting for Corporate Transaction Costs”. EIC-94 indicates that transaction costs that can be directly attributed to debt or share capital can be deferred or, in the case of equity, included as part of the capital transaction costs. Because the proceeds of the IPI Agreement have been split between equity and non-financial liabilities, the transaction costs were also proportionally allocated. Under Canadian GAAP, the conversion feature is classified in equity net of the allocated financing fees and transaction costs.

On December 15, 2005 the Company and the investors entered into an amendment to the IPI Agreement which amends sections 3.6 and 14.5 to clarify that commissions and expenses incurred in connection with structuring the IPI Agreement would be paid using the proceeds from such IPI Agreement.
(f)	Disclose the nature of the financing fees and transaction costs sufficiently to understand why you believe they are appropriately attributed to the investors; and appropriately ascribed to the non-financial liability under U.S. GAAP.

Response:	The financing fees and transaction costs primarily relate to a commission paid on the closing of the IPI Agreement and legal costs incurred in connection with the preparation of the IPI Agreement. Please see the Company’s response to (e) above for a description of the amendment to the IPI Agreement to clarify this treatment. Under US GAAP, the conversion feature is classified as a liability and therefore the full amount of financing fees and transaction costs have been allocated to the liability.

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 40-F for the fiscal year ended December 31, 2005;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s Form 40-F for the fiscal year ended December 31, 2005; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,
/s/ Daniel Lloyd
Daniel Lloyd
General Counsel